CREAM MINERALS LTD.

#1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

May 18, 2007

TSX Venture Exchange Symbol: CMA

OTC Bulletin Board Symbol:  CRMXF

U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

CREAM MINERALS TO DRILL MANITOBA NICKEL-COPPER PROPERTY

Cream Minerals Ltd. (CMA – TSX-V) (“Cream” or the “Company”) is pleased to report that it has signed an agreement with Cyr Drilling International Ltd. to commence an initial diamond drill program on the Company’s Wine Nickel-Copper claims, 60 km southeast of Flin Flon, Manitoba.  Work is expected to commence before the end of the month.

Formerly held by Hudson Bay Exploration and Development Co. Ltd. until 2002, significant nickel-copper PGE concentrations were discovered in the 1980’s by diamond drilling within the Reed Lake mafic-ultramafic complex (see also News Release February 6, 2006).  The most significant drill intercepts were:

Hole #	Year	Interval		Interval Length (ft)	CU (%)	NI (%)	Pt + PD (oz/T)	Au (oz/T)
		From	To

Eel-346	1987	177.0	231.0	54.0	1.42	0.85
Including		182.0	182.4	0.4	16.1	0.43	0.04
Including		195.4	216.3	20.9	1.52	1.67	<.01	<.01
Including		208.1	216.3	8.2	1.47	2.06	0.02
Including		229.4	231.0	1.6	13.1	1.44	0.03

Eel-302	1982	172.4	173.2	0.8	5.75
		177.0	190.0	13.0	0.69	1.12	.009
		190.0	211.9	21.9	1.09

Eel-315	1984	225.5	226.0	0.5	3.08	1.20		0.12

Readers are cautioned that the above data is believed to be reliable, but all information is historical in nature and was compiled before the implementation of National Instrument 43-101 Standards for Disclosure of Mineral Projects.

The purpose of this program is to verify the accuracy of the above data and to test for extension to depth.  In this regard, a 100-meter hole will be drilled near to Hole EEL-346 at –50 degrees rather than –45 degrees as drilled previously, and a second hole for 300 meters at –60 degrees to test for possible depth extension.

Mr. A. J. Spooner, P.Eng., of A.J. Spooner Exploration Services, Inc., Flin Flon, Manitoba, is the Qualified Person for NI 43-101.  For more information about Cream and its mineral property interests, please visit the Company’s website at  www.creamminerals.com.

Frank A. Lang, P. Eng.

President & CEO

For further information please contact:  Investor Relations

Tel:  (604) 687- 4622   Fax:  (604) 687-4212   Toll Free:  1-888-267-1400

Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.